September 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4561

Attn:	Michael McTiernan
Dan Gordon
Jessica Barberich
Re:	Internet Brands, Inc. Registration Statement on Form S-1 File No. 333-144750 Initially filed on July 20, 2007 Amendment No. 1 filed on August 29, 2007 Amendment No. 2 filed on September 25, 2007

Ladies and Gentlemen:

        On behalf of Internet Brands, Inc. (the "Company"), we submit this letter in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated September 17, 2007, relating to the above-referenced registration statement (the "Registration Statement") filed with the Commission on Form S-1 (File No. 333-144750) on July 20, 2007, and amended on August 29, 2007 (the Registration Statement as amended, "Amendment No. 1").

        The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement ("Amendment No. 2"), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1 filed with the Commission on August 29, 2007.

        In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company's response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 2. Except as otherwise specifically indicated, page references in the Company's responses to the Staff's comments correspond to the pagination of Amendment No. 2.

Risks Related to Our Business, page 3

1.
Please present the risks in bullet point format.

    RESPONSE TO COMMENT 1

        The Company has revised the disclosure on page 3 to reflect the Staff's comment.

Risk Factors, page 11

2.
We note your references to website-related acquisitions. Please briefly describe the type of acquisitions that are considered "website-related."

    RESPONSE TO COMMENT 2

        The Company has revised the disclosure on page 11 to reflect the Staff's comment.

Summary Compensation Table, page 90

3.
Please include a footnote to the bonus column to disclose the portion of the disclosed bonuses for each person that relate to supplemental year end bonuses.

    RESPONSE TO COMMENT 3

        The Company has revised the disclosure on page 90 to reflect the Staff's comment.

Alexander Emil Hansen, page 93

4.
We note that Mr. Hansen will continue on as a partner at Tatum. Please disclose whether the employment agreement requires him to dedicate any specific portion of his time to fulfilling his duties as CFO or restricts his ability to dedicate time to Tatum. Please disclose the nature of his continued duties with Tatum.

    RESPONSE TO COMMENT 4

        The Company has revised the disclosure on pages 94 and 106 to reflect the Staff's comment.

Note 2—Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.
We note that the fact pattern in your transactions is very similar to the fact pattern in Example 2 of EITF 99-19 which concludes that the revenue from the transaction should be reported based on the gross amount billed to the customer, rather than net. Please tell us how you considered this example in determining the appropriate treatment for your transactions. In your response tell us specifically how your fact pattern is different than example 2 of EITF 99-19.

    RESPONSE TO COMMENT 5

        The Company considered example 2 ("Example 2") of Emerging Issue Task Force ("EITF") Issue No. 99-19 ("EITF 99-19"), "Reporting Revenue Gross as a Principal versus Net as an Agent," in evaluating whether its new car brokerage revenue should be recorded on a net basis. In its evaluation, the Company noted similarities and differences between its sales process and Example 2.

        Similarities between the Company's new car brokerage business and the office furniture reseller business described in Example 2 include the following:

  •
  The Company arranges for the auto dealer to deliver the automobile directly to the customer.

  •
  The title of the automobile passes directly from the auto dealer to the customer upon delivery, not to the Company.

  •
  The Company's profit (its brokerage commission) is based on the difference between the price offered to the customer and the sales price charged by the auto dealer.

  •
  The customer is required to seek remedies for defects from the auto dealer or auto manufacturer under its warranty.

        The differences between the Company's new car brokerage business and the business described in Example 2 are as follows:

  •
  The Company receives a request from a customer for the order of one vehicle at a time as opposed to receiving an order for a large quantity of items.

  •
  The customer determines the specifications of the desired vehicle. The Company has no role in determining such specifications. The specifications are not unique but are based on standardized automobile configurations offered by the various manufacturers.

  •
  The Company does not select a manufacturer to produce a vehicle to meet a customer's specifications, nor does the Company ever contract with a supplier to manufacture the desired vehicle. Instead, the Company searches a database of existing inventories of auto dealers to determine if there is a match between the customer's specifications and the inventory of an auto dealer.

  •
  If the Company finds a match, the Company identifies the auto dealer possessing the matching inventory, communicates the customer's interest in a specific vehicle to the auto dealer, and arranges an appointment between the customer and the dealer. If the customer does not accept delivery of that vehicle from the identified auto dealer, the Company does not earn its brokerage commission.

  •
  While the Company calculates and displays on its website a price for a vehicle based on customer-supplied specifications, it does not have the ability to post a request for bids and select a supplier to manufacture the vehicle. Instead, the price charged to a customer is determined primarily by the established prices of the auto dealer or manufacturer, to which the Company adds its brokerage commission. This brokerage commission is the only component of the price charged to the customer which the Company controls.

  •
  The Company does not extend payment terms to the customer. The auto dealer bears the credit risk and is responsible for collecting the sales price before delivery occurs.

  •
  The Company generally extends limited credit terms to the auto dealer for payment of the Company's brokerage commission.

  •
  Although a customer's agreement acknowledges that the Company will be paid a brokerage commission by the auto dealer, as required by a limited number of state auto brokering laws, the Company does not have an order contract with the customer. In most instances, the Company's only contract is with the auto dealer for the brokerage commission.

  •
  The Company is not liable for customer claims resulting from errors in specifications. Rather, this is a liability of the auto dealer and/or manufacturer.

        Although similarities between the Company's sales process and the business described in Example 2 of EITF 99-19 exist, the Company determined that on an overall basis the example does not reflect the Company's brokerage business. For the reasons cited above, as well as in the Company's prior submission to the Staff, the Company believes that reporting revenues on the net basis for its brokerage business results in the most faithful representation of its participation in the transaction.

Note 12—Stock Options and Warrants, page F-35

6.
We note your response to comment 51. Please tell us how you recorded the original transaction to form and operate CD1 Financial in May 1999 including the fair value assigned to the warrant at that time.

    RESPONSE TO COMMENT 6

        The original transaction to form and operate CD1Financial.com, LLC ("CD1Financial") was recorded as $4.0 million in cash and in equity, representing the investment of $2 million by each of the Company and the minority member. The Company recorded an investment of $6.0 million to reflect its investment in CD1Financial, comprised of the Company's $2.0 million cash investment and $4.0 million for the fair value of the warrant issued to the minority member.

7.
We note your response to comment 52; however, it still does not appear to us that the $30.9 million payment was for the purchase of the minority interest, and thus should not have been included in the purchase price of the minority interest. You state in your response that the acquisition of the ownership interest, the acceleration of the vesting of the warrant, and the termination of the agreements were negotiated as part of a package and thus you considered the total cost of these agreements to collectively constitute the fair value of the purchase consideration. This statement seems to contradict your disclosure on page F-18 of your S-1 filed May 16, 2000 where you separately stated the amounts paid for acquisition of the minority interest in December 1999 and the termination of the master agreement; thus, it appears that this was a multiple-element transaction consisting of the purchase of a minority interest and the settlement of a preexisting relationship through the termination of an agreement. In this regard, it appears that the $30.9 million payment to terminate the contract should have been recorded as an expense.

    RESPONSE TO COMMENT 7

        It is possible that the Company's disclosure on page F-18 of the Company's Form S-1 filed on May 16, 2000, regarding the amounts paid in December 1999 for the acquisition of the minority interest in CD1Financial and the termination of the master agreement, may imply that a multiple-element transaction occurred, consisting of the purchase of a minority interest and the settlement of a preexisting relationship through the termination of an agreement. However, the accounting treatment reflected in the balance sheet and operating statement included in the Form S-1 filed on May 16, 2000 treated the transaction, which included the acquisition of the minority ownership interest, the acceleration of the vesting of the warrant, and the termination of the agreements, as part of a single negotiated package, reflecting the view that the total cost of these agreements collectively constitute the fair value of the purchase consideration. The Company believes that the disclosures made in the 2000 filing were reflective of the form of the transaction, rather than its substance. In other words, the disclosure of the cash payment as being allocated to the acquisition of the minority member's interest and to the termination of the operating agreement merely repeated the amounts included in the dissolution agreement. These amounts were not allocated based on a notion of fair value or termination value; rather, they merely show the return of the minority member's initial $2.0 million investment plus the amount paid in excess by the Company.

        The accounting treatment reflected in the balance sheet and operating statement, and not in the footnote disclosure, represented management's view and the substance of the transaction at that time. Management's intention was to acquire full ownership of the CD1Financial business, not to settle a preexisting operating agreement. At that time, the Company projected that the CD1Financial business of brokering financial services could represent as much as half of the Company's revenue. The Company believed that it had an opportunity to add significant value to the Company through its buy-out of the minority interest. As part of its acquisition of full ownership of the business, the Company terminated the operating agreement.

        In reviewing the accounting applied to this transaction, the Company has considered the guidance contained in EITF Issue No. 04-1, "Accounting for Preexisting Relationships between the Parties to a Business Combination," which although not issued at the time of the original transaction, provides support for the position taken by the Company. The Company notes that there was not a termination clause in the operating agreement, and as a result, it did not have a predefined value. The operating agreement also did not provide for special concessional pricing on loans funded by the minority partner. Moreover, at the time the operating agreement was terminated, the Company had not yet brokered any auto financing transactions, as it was still obtaining operating licenses. At the time of the acquisition, the operating agreement was representative of the replacement market, which would have yielded a substitute with neither more favorable nor less favorable terms. In other words, the Company could easily have obtained operating agreements with different lenders at substantially similar pricing, reflecting a competitive market. Consequently, the Company could have continued working with the minority partner as the exclusive provider of loans without a material impact on its financial results. Even today, the Company continues to use the former minority partner as one of several sources of brokered financing. Therefore, the termination of the preexisting operating relationship had little fair value as a separate transaction, and the Company believed that there was no value to record as a settlement expense.

        The intent of the disclosure in the Company's Form S-1 filed on May 16, 2000 was to disclose the negotiated terms of the minority interest acquisition agreement, not to present the fair value of the components of the transaction for accounting purposes. Accordingly, the Company believes that the appropriate accounting treatment, a single-element transaction, was given to the acquisition.

Note 9—Income Taxes, page F-26

8.
You disclose that you released a valuation allowance of approximately $83 million in 2006 due to three years of profitability and positive cash flow which caused you to conclude that it was more likely than not that you would be able to recognize your deferred tax assets through expected future taxable profits. However, you also disclose on pages 10 and 42 that the majority of your revenues are generated by your consumer Internet segment and that you are primarily dependent on your automotive website category for the bulk of those revenues. Furthermore, you note that the automotive industry has generally been in a downward cycle beginning in the second half of 2006 and that it has been and still is negatively impacting your business and financial condition including a loss for the six months ended June 30, 2007. Although your company was profitable in 2004, 2005, and 2006, it appears that losses are expected in early future years. Please tell us how you considered this negative evidence when determining that it was appropriate to release a significant portion of your valuation allowance in 2006. For reference, please see paragraph 23 of SFAS 109.

    RESPONSE TO COMMENT 8

        As required under FAS 109, "Accounting for Income Taxes," the Company has completed a deferred tax asset analysis for the purpose of determining the appropriate valuation allowance in connection with its annual financial statements contained in the Company's registration statement filed on Form S-1 on July 20, 2007 and amended on August 29, 2007. This analysis relied on detailed projections of book income for the years 2007-2011, which were prepared by management and have been evaluated by the Company's registered public accounting firm, BDO Seidman, LLP. The assumptions and projections used to evaluate the need for a deferred tax asset valuation allowance under FAS 109 are consistent with the projections used for evaluating the need for asset impairments under Financial Accounting Standards Board ("FASB") Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," FASB Statement No. 142, "Goodwill and Other Intangible Assets," and other authoritative pronouncements.

        The Company arrived at its conclusion that it is clearly more likely than not that it will be able to realize the recorded deferred tax asset (and continues to believe that the recorded deferred tax asset meets the more likely than not criterion under FAS 109 even with the disclosed downturns in its markets), based on these factors:

        1.     The Company generated pre-tax income, net of stock-based compensation expense ("SBCE"), of $19.5 million, $27.6 million and $32.1 million for the years ended December 31, 2004, 2005 and 2006. The pre-tax income for the first six months ended June 30, 2007, excluding SBCE, was $13.3 million. The Company notes that the $6.7 million net loss which occurred in the first six months of 2007 includes a $14.7 million charge for SBCE, primarily a reflection of variable accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation." SBCE is a permanent difference for purposes of computing the income tax provision and, therefore, does not reduce current or future taxable profits.

        2.     The Company projects that it will continue to achieve significant levels of taxable profitability in 2008 and beyond and has a history of achieving its projections. The Company does not have a history of, or a projection of, operating losses or tax credit carryforwards, which have expired or will expire unused.

        3.     The Company has acquired more than 30 website businesses in 2007 and continues to pursue additional acquisition opportunities. These acquired businesses provide taxable income immediately upon consummation of the purchase. As a result, declines in certain pay-per-action and pay-per-lead revenue sources have been more than offset by growth in pay-per-click and pay-per-impression revenues from both existing and recently acquired websites.

        4.     Although the Company is negatively impacted by the downward cycle in the automotive industry, the Company's revenue sources are becoming increasingly diversified and lower in volatility. For example, the Company's consumer Internet segment, while primarily dependent on the automotive industry, currently markets 10 different product lines to more than 10,000 customers in three different sectors of the economy: automotive, travel, and home-related. In 2007, the Company's licensing segment represented more than 25% of the Company's total revenue and continues to show steady growth.

        As part of its analysis, management considered the following potential negative evidence, consistent with FAS 109, Paragraph 23, when reaching its conclusion:

        1.     Adjusted for the impact of SBCE, which does not impact the utilization of a net operating loss, the Company is not experiencing, nor does it expect, losses in the early future years.

        2.     The Company's pre-tax income, net of SBCE, for the quarter ended June 30, 2007 was 16% higher than the comparable pre-tax income, net of SBCE, for the quarter ended March 31, 2007. Management's projections are that current circumstances and trends in the automotive industry will not affect future operations and profit levels on a continuing basis in future years to such an extent that the remaining deferred tax asset will not be realized.

        Therefore, management concluded that the release of approximately $83 million in the deferred tax valuation allowance was appropriate and required in the year ended December 31, 2006.

        Please direct your questions or comments regarding this response letter or Amendment No. 2 to the undersigned at (213) 683-9144. Thank you for your assistance.

Respectfully submitted,

/s/ MARK H. KIM
Mark H. Kim
cc:	Robert N. Brisco, Internet Brands, Inc.
B. Lynn Walsh, Internet Brands, Inc.
Alexander Emil Hansen, Internet Brands, Inc.
Zach Maurus, Credit Suisse Securities (USA) LLC
Aron Bohlig, Credit Suisse Securities (USA) LLC
Blake Warner, Thomas Weisel Partners LLC
David Liu, Jeffries & Company, Inc.
Alan Denenberg, Davis Polk & Wardwell